Exhibit 99.1

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – May 31, 2011

BAYTEX TO PRESENT AT THE RBC CAPITAL MARKETS’ GLOBAL ENERGY AND POWER CONFERENCE

CALGARY, ALBERTA (May 31, 2011) – Baytex Energy Corp. (TSX, NYSE: BTE) is pleased to announce that it will participate in RBC Capital Markets’ Global Energy and Power Conference in New York, New York. On Monday, June 6, 2011 at 3:05pm EDT (1:05pm MDT), Anthony Marino, President and Chief Executive Officer, will participate in the “Established and Emerging Oil Plays – Canada” panel discussion.  Interested parties can listen to a webcast of the panel discussion at the following URL address:

http://www.wsw.com/webcast/rbc132/panel6/

A replay will be available at the same URL address for 30 days following the panel discussion.

The common shares of Baytex Energy Corp. are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information, please contact:

Baytex Energy Corp. Anthony Marino, President and Chief Executive Officer Derek Aylesworth, Chief Financial Officer Brian Ector, Director, Investor Relations	Telephone: (587) 952-3100 Telephone: (587) 952-3120 Telephone: (587) 952-3237

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca